healthcare solutions for a new generation SM

December 6, 2007

Ms. Karen Garnett

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

The Quantum Group, Inc.

Registration Statement on Form SB-2 (File No. 333-142990)

Dear Ms. Garnett:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), The Quantum Group, Inc. (the “Company”), respectfully requests that the effective date of its Registration Statement on Form SB-2 (File No. 333-142990) (“Registration Statement”) be accelerated and that such Registration Statement become effective at 4:30 P.M., Washington, D.C. time, on Monday, December 10, 2007, or as soon thereafter as practicable.

Furthermore, please be advised of the following:

The Company acknowledges that the disclosure in the Registration Statement is the responsibility of the Company. The Company further acknowledges that staff comment or changes in response to the staff comment in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter.  The Company also represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very truly yours,

/s/ NOEL J. GUILLAMA
Name: Noel J. Guillama Title: President, Chief Executive Officer

   3420 fairlane farms road  suite c  wellington, FL  33414  561.798.9800 office  561.296.3456 fax

www.QuantumMD.com